news release

ARCELORMITTAL ACCEPTS PEAMCOAL OFFER

• ArcelorMittal accepts the PEAMCoal offer for Macarthur Coal

• ArcelorMittal to remain a shareholder of PEAMCoal for a further 90 days

• Unconditional PEAMCoal offer for Macarthur remains on track

Luxembourg, October 25 - ArcelorMittal (NYST: MT) today provided notice to Peabody Energy (NYSE: BTU) that, in accordance with the Co-Operation and Contribution Agreement between the two companies, following its acceptance of PEAMCoal Pty Ltd’s offer for Macarthur Coal Ltd (ASX: MCC) yesterday, it has terminated the Co-Operation and Contribution Agreement as provided for therein. ArcelorMittal will remain a shareholder in PEAMCoal until the termination arrangements are completed which is expected to be in approximately 90 days’ time.

In taking this decision, ArcelorMittal has determined that it would no longer be appropriate to allocate substantial capital to the acquisition of a non-controlling, minority business interest. This is in accordance with the rights that ArcelorMittal originally negotiated with Peabody at the time the Co-Operation and Contribution Agreement was concluded.

Given the unanticipated level of acceptances into the offer, ArcelorMittal believes that it is more appropriate to focus its capital elsewhere in its business. ArcelorMittal considers that the capital commitment that would be required to retain its Macarthur interest and grow it materially further, exceeds what is appropriate to allocate to a business that ArcelorMittal does not fully control and consolidate.

The unconditional PEAMCoal offer for Macarthur will not be affected by ArcelorMittal’s acceptance and will remain open until 7:00 p.m. (Brisbane time) on 11 November 2011 unless extended. ArcelorMittal will continue to perform its funding obligations to PEAMCoal until the termination takes effect as described in section 10.2(f) of PEAMCoal’s Bidder’s Statement for Macarthur.

Forward Looking Statement

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. Forward-looking statements may be identified by the words "will," "believe," "expect" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended 31 December, 2010 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.